UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                        PAXSON COMMUNICATIONS CORPORATION
                        ---------------------------------
                                (NAME OF ISSUER)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                ------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    70423110
                                    --------
                                 (CUSIP NUMBER)

          LAWRENCE P. TU, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL,
                      NATIONAL BROADCASTING COMPANY, INC.
                    30 ROCKEFELLER PLAZA, NEW YORK, NY 10012,
                                 (212) 664-7024
          ------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               FEBRUARY 15, 2002
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)

CUSIP NO. 70423110
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   NBC PALM BEACH INVESTMENT I, INC.
                           13-4078684

-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                        (a)

                        (b)  [x]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                            31,896,032
BENEFICIALLY OWNED BY
         EACH              ----------------------------------------------------
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                             -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          31,896,032
-------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                          -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        31,896,032
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   36.1%*
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Based on 56,568,827 shares of Class A Common Stock outstanding on October 31, 2002 as reported by the Company in its Quarterly Report on Form 10-Q filed on November 14, 2002.

CUSIP NO. 70423110
-------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NBC PALM BEACH INVESTMENT II, INC.
                           13-4078685

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                 (a)


                                 (b)   [x]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   32,032,127
BENEFICIALLY OWNED BY
         EACH              ----------------------------------------------------
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                    -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 32,032,127
-------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 32,032,127
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

             [x]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   36.2%**
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Represents shares issuable upon exercise of warrants for 32,032,127 shares of Class A Common Stock, exercise of which is subject to restrictions.
      See Item 5(a) below.

** Based on 56,568,827 shares of Class A Common Stock outstanding on October 31, 2002 as reported by the Company in its Quarterly Report on Form 10-Q filed on November 14, 2002.

CUSIP NO.  70423110
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NATIONAL BROADCASTING COMPANY, INC.
                           14-1682529
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP                  (a)

                                 (b)  [x]
-------------------------------------------------------------------------------
          SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          N/A

-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   Disclaimed (See 11 Below)
BENEFICIALLY OWNED BY
         EACH              ----------------------------------------------------
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                    -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 Disclaimed (See 11 Below)
-------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial Ownership of all Shares Disclaimed by National Broadcasting Company, Inc.
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not Applicable (See 11 Above)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------


* NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT NATIONAL BROADCASTING COMPANY, INC. IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP NO.  70423110
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   GENERAL ELECTRIC COMPANY
                           14-0689340
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)

                                 (b) [x]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   Disclaimed (See 11 Below)
BENEFICIALLY OWNED BY
         EACH              ----------------------------------------------------
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                    -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 Disclaimed (See 11 Below)
-------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial Ownership of all Shares disclaimed by General
          Electric Company
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not Applicable (see 11 above)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 70423110
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                           13-3448662
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*           (a)

                           (b) [x]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   Disclaimed (See 11 Below)
BENEFICIALLY OWNED BY
         EACH              ----------------------------------------------------
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                    -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 Disclaimed (See 11 Below)
-------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not Applicable (see 11 above)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Schedule 13D/A amends the Schedule 13D filed on September 27, 1999 (the "Schedule 13D"), which relates to shares of Class A Common Stock, par value $0.001 per share, of Paxson Communications Corporation, a Delaware corporation. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.


Item 2.       Identity and Background.

            Paragraph 5 of Item 2 is amended and restated in its entirety as follows:

            "As of the date hereof, the name, business address, principal occupation or employment, and citizenship of each director and executive officer of NBC Palm Beach Investment I, NBC Palm Beach Investment II, NBC and GE, are set forth on Schedules A, B, C and D respectively, attached hereto."


ITEM 4.  Purpose of Transaction.

            Paragraph 6 of Item 4 is amended and restated in its entirety as follows:

            "Pursuant to the Investment Agreement between NBC and the Company, NBC Palm Beach Investment II acquired a warrant to purchase up to 13,065,507 shares of Class A Common Stock ("Warrant A") and a warrant to purchase up to 18,966,620 shares of Class A Common Stock ("Warrant B", and together with Warrant A, the "Warrants"). The Warrants may be exercised at the option of NBC any time after September 15, 1999 through September 15, 2009, except as otherwise provided in the Warrants and in the Investment Agreement. Warrant B provides that, after February 1, 2002, it is not exercisable to the extent that, after giving effect to such exercise, Mr. Paxson or any of his affiliates (including members of his family) would not hold or have the right to vote more than fifty percent (50%) of the total voting power of all outstanding voting stock and voting capital stock equivalents of the Company, unless Warrant B ix exercised for the full number of warrant shares issuable thereunder and concurrently with such exercise NBC or its permitted assignee has exercised its rights under the Call Agreement (described below) with respect to all of the Call Shares (as defined in the Call Agreement). This description of the Warrants is not complete and is subject to the terms of the Warrants and the Investment Agreements which are attached as Exhibits 8, 9 and 2, respectively."


ITEM 5.  Interest in Securities of the Issuer.

            The last sentence of the first paragraph of Item 5(a) is amended and restated in its entirety as follows:

            "Upon conversion of the 8% Series B Convertible Exchangeable Preferred Stock and exercise of the Warrants, in each case in their entirety, NBC and its affiliates will have beneficial ownership of 54.5% of the outstanding Class A Common Stock of the Company. The right to acquire such shares of Class A Common Stock upon such conversion and exercise, although currently exercisable, is subject to material conditions, including, without limitation, those contained in the Investment Agreement, the Stockholders Agreement, the Warrants and the Call Agreement, and in the Communications Act and the rules and regulations of the FCC promulgated thereunder."




                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                 GENERAL ELECTRIC COMPANY

                                          By:      /s/ Eliza W. Fraser
                                          Name:    Eliza W. Fraser
                                          Title:   Attorney-in-Fact



                                 NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                          By:      /s/ Elizabeth A. Newell
                                          Name:    Elizabeth A. Newell
                                          Title:   Vice President


                                 NATIONAL BROADCASTING COMPANY, INC.

                                          By:      /s/ Elizabeth A. Newell
                                          Name:    Elizabeth A. Newell
                                          Title:   Vice President


                                 NBC PALM BEACH INVESTMENT I, INC.

                                          By:      /s/ Elizabeth A. Newell
                                          Name:    Elizabeth A. Newell
                                          Title:   Vice President


                                 NBC PALM BEACH INVESTMENT II, INC.

                                          By:      /s/ Elizabeth A. Newell
                                          Name:    Elizabeth A. Newell
                                          Title:   Vice President



Dated:   February 14, 2003

                                                              SCHEDULE A

                                                   NBC PALM BEACH INVESTMENT I, INC.
                                                               DIRECTORS

                                      PRESENT
NAME                                  BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                                  ----------------                        --------------------

Randel A. Falco                       National Broadcasting Company, Inc.     Executive Vice President, National
                                      30 Rockefeller Plaza                    Broadcasting Company, Inc.
                                      New York, NY  10112

Jay W. Ireland III                    National Broadcasting Company, Inc.     Executive Vice President, National
                                      30 Rockefeller Plaza                    Broadcasting Company, Inc.
                                      New York, NY  10112

Mark Vachon                           National Broadcasting Company, Inc.     Treasurer, National Broadcasting
                                      30 Rockefeller Plaza                    Company, Inc.
                                      New York, NY  10112

Robert C. Wright                      National Broadcasting Company,Inc.      Vice Chairman of the Board and Executive
                                      30 Rockefeller Plaza                    Officer,
                                      New York, NY  10112                     General Electric Company;
                                                                              Chairman & Chief Executive Officer,
                                                                              National Broadcasting Company, Inc.

Citizenship:
------------
U.S.A.


                       NBC PALM BEACH INVESTMENT I, INC.
                                   OFFICERS

Robert C. Wright   National Broadcasting Company, Inc.  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel A. Falco    National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Jay A. Ireland     National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Mark Vachon        National Broadcasting Company, Inc.  Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Todd Davis         National Broadcasting Company, Inc.  Assistant Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Brian O'Leary      National Broadcasting Company, Inc.  Assistant Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Lawrence P. Tu     National Broadcasting Company, Inc.  Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

William LeBeau     National Broadcasting Company, Inc.  Assistant Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

Elizabeth Newell   National Broadcasting Company, Inc.  Assistant Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

                                                              SCHEDULE B

                                                  NBC PALM BEACH INVESTMENT II, INC.
                                                               DIRECTORS

                                      PRESENT
NAME                                  BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                                  ----------------                        --------------------

Randel A. Falco                       National Broadcasting Company, Inc.     Executive Vice President, National
                                      30 Rockefeller Plaza                    Broadcasting Company, Inc.
                                      New York, NY  10112

Jay W. Ireland III                    National Broadcasting Company, Inc.     Executive Vice President, National
                                      30 Rockefeller Plaza                    Broadcasting Company, Inc.
                                      New York, NY  10112

Mark Vachon                           National Broadcasting Company, Inc.     Treasurer, National Broadcasting
                                      30 Rockefeller Plaza                    Company, Inc.
                                      New York, NY  10112

Robert C. Wright                      National Broadcasting Company,Inc.      Vice Chairman of the Board and Executive
                                      30 Rockefeller Plaza                    Officer,
                                      New York, NY  10112                     General Electric Company;
                                                                              Chairman & Chief Executive Officer,
                                                                              National Broadcasting Company, Inc.

Citizenship:
------------
U.S.A.


                      NBC PALM BEACH INVESTMENT II, INC.
                                   OFFICERS

Robert C. Wright   National Broadcasting Company, Inc.  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel A. Falco    National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Jay A. Ireland     National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Mark Vachon        National Broadcasting Company, Inc.  Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Todd Davis         National Broadcasting Company, Inc.  Assistant Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Brian O'Leary      National Broadcasting Company, Inc.  Assistant Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Lawrence P. Tu     National Broadcasting Company, Inc.  Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

William LeBeau     National Broadcasting Company, Inc.  Assistant Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

Elizabeth Newell   National Broadcasting Company, Inc.  Assistant Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112


                                                              SCHEDULE C

                                                  NATIONAL BROADCASTING COMPANY, INC.
                                                               DIRECTORS


                                     PRESENT
NAME                                 BUSINESS ADDRESS                        PRINCIPAL OCCUPATION

----                                 ----------------                        --------------------

J.I. Cash, Jr.                       Harvard Business School                 Professor of Business
                                     Morgan Hall                             Administration-Graduate
                                     Soldiers Field Road                     School of Business
                                     Boston, MA 02163                        Administration, Harvard University

Dennis D. Dammerman                  General Electric Company                Vice Chairman of the Board and
                                     3135 Easton Turnpike                    Executive Officer, General Electric
                                     Fairfield, CT  06431                    Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

A.M. Fudge                           General Electric Company                Former Executive Vice
                                     3135 Easton Turnpike                    President, Kraft Foods, Inc.
                                     Fairfield, CT  06431

Jeffrey R. Immelt                    General Electric Company                Chairman of the Board and Chief
                                     3135 Easton Turnpike                    Executive Officer, General Electric
                                     Fairfield, CT  06431                    Company

A. Jung                              Avon Products                           Chairman and Chief Executive Officer,
                                     1345 Avenue of the Americas             Avon Products, Inc.
                                     New York, NY  10105
A.G. Lafley                          The Proctor & Gamble Company            Chairman of the Board, President and
                                     1 Proctor & Gamble Plaza                Chief Executive Officer, The
                                     Cincinnati, OH  45202-3315              Proctor & Gamble Company

K.G. Langone                         Invemed Associates, Inc.                Chairman, President and
                                     375 Park Avenue                         Chief Executive Officer,
                                     New York, NY  10152                     Invermed Associates, Inc.

R.S. Larsen                          Johnson & Johnson                       Former Chairman and Chief Executive
                                     100 Albany Street                       Officer
                                     Suite 200
                                     New Brunswick, NJ  08901

R.B. Lazarus                         Ogilvy & Mather Worldwide               Chairman and Chief
                                     309 West 49th Street                    Executive Officer
                                     New York, NY  10019-7316

S. Nunn                              King & Spalding                         Partner, King & Spalding
                                     191 Peachtree Stsreet, N.E.
                                     Atlanta, Georgia 30303

R.S. Penske                          Penske Corporation                      Chairman of the Board
                                     2555 Telegraph Road                     and President,
                                     Bloomfield Hills, MI                    Penski Corporation
                                     48302-0954

G. L. Rogers                         General Electric Company                Vice Chairman of the Board and
                                     3135 Easton Turnpike                    Executive Officer, General Electric
                                     Fairfield, CT  06431                    Company

A.C. Sigler                          Champion International                  Retired Chairman of the
                                     Corporation                             Board and CEO and
                                     1 Champion Plaza                        Former Director,
                                     Stamford, CT  06921                     Champion International
                                                                             Corporation

R.J. Swieringa                       S.C. Johnson Graduate School            Anne and Elmer Lindseth Dean and
                                     Cornell University                      Professor of Accounting
                                     207 Sage Hall
                                     Ithaca, NY  14853-6201

D.A. Warner III                      J.P. Morgan Chase & Co.,                Retired Chairman of the
                                     The Chase Manhattan Bank and            Board
                                     Morgan Guaranty Trust Co. of New York
                                     345 Park Avenue
                                     New York, NY 10154

Robert C. Wright                     National Broadcasting Company,Inc.      Vice Chairman of the Board and
                                     30 Rockefeller Plaza                    Executive Officer, General Electric
                                     New York, NY  10112                     Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.

Citizenship:
------------
A. Jung           Canada
All Others        U.S.A.


                                                  NATIONAL BROADCASTING COMPANY, INC
                                                          EXECUTIVE OFFICERS



NAME                                  PRESENT BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
----                                  ------------------------                           --------------------

J.R. Immelt                           General Electric Company                           Chairman of the Board and
                                      3135 Easton Turnpike                               Chief Executive Officer
                                      Fairfield, CT 06431

R. C. Wright                          National Broadcasting Company, Inc.                Vice Chairman of the Board
                                      30 Rockefeller Plaza                               and Executive Officer,
                                      New York, NY  10112                                General Electric Company;
                                                                                         Chairman and Chief
                                                                                         Executive Officer, National
                                                                                         Broadcasting Company, Inc.

B. W. Heineman, Jr.                   General Electric Company                           Senior Vice President -
                                      3135 Easton Turnpike                               General Counsel and
                                      Fairfield, CT 06431                                Secretary General Electric
                                                                                         Company

M. Vachon                             National Broadcasting Company, Inc.                Executive Vice President/
                                      30 Rockefeller Plaza                               Chief Financial Officer/
                                      New York, NY  10112                                Treasurer

W. L. Bolster                         National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

R. B. Burgess                         National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

R. Cotton                             National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

D. Ebersol                            National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

J. W. Eck                             National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

R. A. Falco                           National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

J. W. Ireland III                     National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

S. Sassa                              National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

N. Shapiro                            National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

P. Thomas-Graham                      National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

L. Tu                                 National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

E. Whelley                            National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

D. Zaslav                             National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

J. Zucker                             National Broadcasting Company, Inc.                Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Citizenship: U.S.A
------------
                                                              SCHEDULE D

                                                       GENERAL ELECTRIC COMPANY
                                                               DIRECTORS

NAME                                  PRESENT BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
----                                  ------------------------                           --------------------

J.I. Cash, Jr.                        Harvard Business School                            Professor of Business
                                      Morgan Hall                                        Administration-Graduate
                                      Soldiers Field Road                                School of Business
                                      Boston, MA 02163                                   Administration, Harvard University

Dennis D. Dammerman                   General Electric Company                           Vice Chairman of the Board and
                                      3135 Easton Turnpike                               Executive Officer, General Electric
                                      Fairfield, CT  06431                               Company;
                                                                                         Chairman, General Electric Capital
                                                                                         Services, Inc.

A.M. Fudge                            General Electric Company                           Former Executive Vice
                                      3135 Easton Turnpike                               President, Kraft Foods, Inc.
                                      Fairfield, CT  06431

C.X. Gonzalez                         Kimberly-Clark de Mexico,                          Chairman of the Board and Chief
                                      S.A. de C.V.                                       Executive Officer, Kimberly-Clark de
                                      Jose Luis Lagrange 103,                            Mexico, S.A. de C.V.
                                      Tercero Piso
                                      Colonia Los Morales
                                      Mexico, D.F. 11501, Mexico

Jeffrey R. Immelt                     General Electric Company                           Chairman of the Board and Chief
                                      3135 Easton Turnpike                               Executive Officer, General Electric
                                      Fairfield, CT  06431                               Company

A. Jung                               Avon Products                                      Chairman and Chief Executive Officer,
                                      1345 Avenue of the Americas                        Avon Products, Inc.
                                      New York, NY  10105

A.G. Lafley                           The Proctor & Gamble Company                       Chairman of the Board, President and
                                      1 Proctor & Gamble Plaza                           Chief Executive Officer, The
                                      Cincinnati, OH  45202-3315                         Proctor & Gamble Company

K.G. Langone                          Invemed Associates, Inc.                           Chairman, President and
                                      375 Park Avenue                                    Chief Executive Officer,
                                      New York, NY  10152                                Invermed Associates, Inc.

R.S. Larsen                           Johnson & Johnson                                  Former Chairman and Chief Executive
                                      100 Albany Street                                  Officer
                                      Suite 200
                                      New Brunswick, NJ  08901

R.B. Lazarus                          Ogilvy & Mather Worldwide                          Chairman and Chief
                                      309 West 49th Street                               Executive Officer
                                      New York, NY  10019-7316

S. Nunn                               King & Spalding                                    Partner, King & Spalding
                                      191 Peachtree Stsreet, N.E.
                                      Atlanta, Georgia 30303

R.S. Penske                           Penske Corporation                                 Chairman of the Board
                                      2555 Telegraph Road                                and President,
                                      Bloomfield Hills, MI                               Penski Corporation
                                      48302-0954

G. L. Rogers                          General Electric Company                           Vice Chairman of the Board and
                                      3135 Easton Turnpike                               Executive Officer, General Electric
                                      Fairfield, CT  06431                               Company

A.C. Sigler                           Champion International                             Retired Chairman of the
                                      Corporation                                        Board and CEO and
                                      1 Champion Plaza                                   Former Director,
                                      Stamford, CT  06921                                Champion International
                                                                                         Corporation

R.J. Swieringa                        S.C. Johnson Graduate School                       Anne and Elmer Lindseth Dean and
                                      Cornell University                                 Professor of Accounting
                                      207 Sage Hall
                                      Ithaca, NY  14853-6201

D.A. Warner III                       J.P. Morgan Chase & Co.,                           Retired Chairman of the
                                      The Chase Manhattan Bank and                       Board
                                      Morgan Guaranty Trust Co. of New York
                                      345 Park Avenue
                                      New York, NY 10154

Robert C. Wright                      National Broadcasting Company,Inc.                 Vice Chairman of the Board and
                                      30 Rockefeller Plaza                               Executive Officer, General Electric
                                      New York, NY  10112                                Company;
                                                                                         Chairman & Chief Executive Officer,
                                                                                         National Broadcasting Company, Inc.

Citizenship:
------------
C.X. Gonzalez     Mexico
A. Jung           Canada
All Others                 U.S.A.

                                                       GENERAL ELECTRIC COMPANY
                                                          EXECUTIVE OFFICERS


NAME                                  PRESENT BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
----                                  ------------------------                           --------------------

J.R. Immelt                           General Electric Company                           Chairman of the Board and Chief
                                      3135 Easton Turnpike                               Executive Officer
                                      Fairfield, CT  06431

P.D. Ameen                            General Electric Company                           Vice President and Controller
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

C.T. Begley                           General Electric Company                           Vice President - GE Transportation
                                      2901 East Lake Road                                Systems
                                      Erie, PA  16531

D.C. Calhoun                          General Electric Company                           Senior Vice President
                                      1 Neumann Way                                      GE Aircraft Engines
                                      Cincinnati, OH  05215

J.P. Campbell                         General Electric Company                           Senior Vice President
                                      Appliance Park                                     GE Consumer Products
                                      Louisville, KY  40225

W.J. Conaty                           General Electric Company                           Senior Vice President
                                      3135 Easton Turnpike                               Human Resources
                                      Fairfield, CT  06431

D.D. Dammerman                        General Electric Company                           Vice Chairman of the Board and
                                      3135 Easton Turnpike                               Executive Officer.
                                      Fairfield, CT  06431                               General Electric Company;
                                                                                         Chairman, General Electric Capital
                                                                                         Services, Inc.

S.C. Donnelly                         General Electric Company                           Senior Vice President
                                      One Research Circle                                Corporate Research and
                                      Niskayuna 12309                                    Development

M.D. Fraizer                          General Electric Company                           Senior Vice President
                                      6620 W. Broad Street                               GE Insurance
                                      Richmond, VA  23230

Y. Fujimori                           General Electric Company                           Senior Vice President
                                      21 Mita 1-chome                                    GE Asia
                                      Meguro-ku 3rd Floor Alto
                                      Tokyo, Japan  153-0062

A.H. Harper                           General Electric Company                           Senior Vice President
                                      260 Long Ridge Road                                GE Equipment Management
                                      Stamford, CT  06927

B.W. Heinemann, Jr.                   General Electric Company                           Senior Vice President
                                      3135 Easton Turnpike                               General Counsel and
                                      Fairfield, CT  06431                               Secretary

J.M. Hogan                            General Electric Company                           Senior Vice President
                                      P.O. Box 414                                       GE Medical Systems
                                      Milwauke, WI  53201

R.A. Jeffe                            General Electric Company                           Senior Vice President
                                      3135 Easton Turnpike                               Corporate Business
                                      Fairfield, CT  06431                               Development

J. Krenicki, Jr.                      General Electric Company                           Senior Vice President
                                      1 Plastics Avenue                                  GE Plastics
                                      Pittsfield, MA  01201

M.A. Neal                             General Electric Company                           Senior Vice President
                                      260 Long Ridge Road                                GE Commercial Finance
                                      Stamford, CT  06927

D.R. Nissen                           General Electric Company                           Senior Vice President
                                      201 High Ridge Road                                GE Consumer Finance
                                      Stamford, CT  06905-3417

J.A. Park                             General Electric Company                           Senior Vice President
                                      260 Long Ridge Road                                General Electric Company, Vice
                                      Stamford, CT  06927                                Chairman, GE Capital Corporation

R.R. Pressman                         General Electric Company                           Senior Vice President
                                      5200 Metcalf Avenue                                Employers Reinsurance Corporation
                                      Overland Park, KS  66201

G.M. Reiner                           General Electric Company                           Senior Vice President
                                      3135 Easton Turnpike                               Chief Information Officer
                                      Fairfield, CT  06431

J.G. Rice                             General Electric Company                           Senior Vice President
                                      4200 Wildwood Parkway                              GE Power Systems
                                      Atlanta, GA  30339

G. L. Rogers                          General Electric Company                           Vice Chairman of the Board and
                                      3135 Easton Turnpike                               Executive Officer
                                      Fairfield, CT  06431

K.S. Sherin                           General Electric Company                           Senior Vice President
                                      3135 Easton Turnpike                               Finance and Chief Financial Officer
                                      Fairfield, CT  06431
L.G. Trotter                          General Electric Company                           Senior Vice President
                                      41 Woodford Avenue                                 GE Industrial Systems
                                      Plainville, CT   06062

W. A. Woodburn                        General Electric Company                           Senior Vice President
                                      187 Danbury Road                                   GE Speciality Materials
                                      Wilton, CT  06897

Robert C. Wright                      National Broadcasting Company,Inc.                 Vice Chairman of the Board and
                                      30 Rockefeller Plaza                               Executive Officer,
                                      New York, NY  10112                                General Electric Company;
                                                                                         Chairman & Chief Executive Officer,
                                                                                         National Broadcasting Company, Inc.

Citizenship:
------------
Yoshiaki Fujimori      Japan
All Others             U.S.A.